Contact

www.linkedin.com/in/sameder
(LinkedIn)

Top Skills

Community Management
Web Analytics
SEO

Languages

Spanish (Native or Bilingual)
Portuguese (Limited Working)

Publications

Accelerating your social journey
Create fervent consumer
engagement through brand
storytelling

Sam Eder

Co Founder at Big Wheelbarrow, a Techstars backed company.
Austin

Summary

I am a social media and marketing professional with strong
community management, demand and lead generation, business
development, research/analysis, project management, and
presentation skills.

Specialties: Community Management, Social Marketing, Digital
Strategy, Demand Generation, Social Media, Lead Generation,
Search, SEM. SEO, Email, Marketing Automation, Acquisition
Marketing, Post-Sales Marketing, Tradeshows, Events, Public
Relations

Experience

Big Wheelbarrow
Co Founder & CEO
June 2016 - Present (5 years 11 months)
Buffalo, NY

At Big Wheelbarrow we are changing how cities eat by making it easy for
wholesale food buyers to find and work with small local farmers through the
power of AI.

Interactive Strategies
Director of Interactive Marketing
July 2015 - September 2016 (1 year 3 months)

Head of the interactive marketing practice at Interactive Strategies. Helped
clients across multiple industries achieve marketing results through innovative
approaches to their complex needs.

PwC
2 years 11 months

Manager
July 2014 - July 2015 (1 year 1 month)

Managing digital transformation projects that help businesses better connect with customers, employees, and customers. Leading partnerships with key technology vendors who represent best in breed solutions for clients.

Senior Associate
September 2012 - June 2014 (1 year 10 months)

Ant's Eye View
Senior Consultant
June 2011 - September 2012 (1 year 4 months)

I help Fortune 1000 companies along their Social Engagement Journey(tm) by working with brands to assess the current state of social business activities and create new strategies to further their capabilities.

CompassLearning
Demand Generation Manager
2009 - June 2011 (2 years)

I manage systems and programs designed to create new inbound leads, nurture them, and then pass them to sales when qualified.

Small World Labs
2 years 4 months

Director of Social Strategy
February 2009 - July 2009 (6 months)

I worked directly with Small World Labs clients to use the SWL platform, and other social channels, in order to implement, manage, and market online communities and social networks.

Director of Marketing
February 2008 - February 2009 (1 year 1 month)

I ran marketing communications programs for a leading social media company based in Austin that sold technology and expertise needed to help build successful social networks and online communities for their clients.

Marketing Communications Manager
April 2007 - February 2008 (11 months)

Manager in charge of lead generation and communications programs targeting Fortune 500 companies. Responsible for web strategies including search and email as well as face-to-face campaigns at events. Helped develop messaging for new and existing products.

SKYLIST, a Datran Media Company
Marketing Manager
November 2005 - April 2007 (1 year 6 months)

Impetua Group, INC
Owner
May 2002 - February 2005 (2 years 10 months)

Apple
Marketing Specialist, Community Manager
December 2000 - April 2004 (3 years 5 months)

Marketing specialist and community manager for the Apple Learning

Interchange, and award winning online community for educators.

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Education

University of Virginia
BA, Anthropology, Latin American Studies · (1996 - 1999)

University of Miami Herbert Business School
 · (1995 - 1996)